FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 6879-6250
investor.relations@51job.com

51job, Inc. and Japan’s Recruit Sign Agreement
to Form New Coupon Advertising Company in China

SHANGHAI, China, August 9, 2007 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, and Recruit Co., Ltd., a leading information services company in Japan serving businesses and consumers in numerous market segments, including human resource services, real estate and automobiles, announced today a cooperation agreement to establish a new company focused on providing coupon advertising services in China.

Independently incorporated, this new coupon advertising company will benefit from 51job’s distribution expertise and leverage Recruit’s deep product knowledge to help local businesses to tap into the rapidly growing consumer market in China. 51job operates 23 editions of 51job Weekly and distributes several million copies each week throughout China. A recognized market leader in the printing and distribution of free coupon magazines, Recruit publishes Hot Pepper, which was launched in 2001 and has expanded to 49 area-specific editions in Japan today.

“Combining our companies’ strengths and experiences, we believe the new coupon company will provide a compelling and targeted advertising solution for businesses as well as an effective information channel for consumers in China,” said Rick Yan, President and Chief Executive Officer of 51job.

“Having been a pioneer of the coupon market in Japan, Recruit brings over 12 years of experience to the China market,” said Hiroyuki Honda, Director and Senior Vice President of Recruit and Director of 51job. “We believe that, with a strong local partner in 51job, our business collaboration is well positioned to capitalize on this growth opportunity.”

The new company is expected to have a total capitalization of up to RMB82 million (US$10.8 million) provided through multiple funding stages spanning several years. Recruit is expected to provide 60% of the funding in cash, up to RMB49.2 million (US$6.5 million), and the remaining 40% will be financed through convertible bonds to 51job, up to RMB32.8 million (US$4.3 million). The zero coupon convertible bonds to be issued by the new coupon company to 51job will include conversion rights for 40% of the share capital of the new company.

In April 2006, 51job and Recruit entered into a business alliance under which a corporate planning group was formed to assess further opportunities in the human resources industry as well as potentially new businesses in other sectors in China. The corporate planning group continues to assess areas of cooperation between the two companies.

Currency Convenience Translation
For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.5748 to US$1.00, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, as of August 8, 2007.

About 51job
51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 23 local editions of 51job Weekly.

About Recruit
Founded in 1963 and privately held, Recruit Co., Ltd. is a leading provider of information services in Japan. Recruit’s comprehensive services are delivered through multiple platforms including magazines, Internet websites and mobile phones. Recruit provides information services products in business areas such as human resources, learning, real estate, automobiles, bridal and baby, travel, coupons and lifestyle among others. For the fiscal year ended March 31, 2007, Recruit had sales of approximately US$4 billion and operating income greater than US$1 billion. Recruit’s coupon business contributed about 5% of its total group sales for fiscal year 2007.

Safe Harbor Statement
Statements in this release regarding certain anticipated business prospects resulting from the cooperation agreement constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause 51job’s actual results to differ from what the Company currently anticipates are behavioral and operational changes of customers in meeting their marketing and advertising needs as they respond to evolving social, economic and political changes in China; customer acceptance and adoption of coupon advertising services; introduction of new or enhanced products or services by existing coupon competitors; price competition in the coupon market in China; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these statements or as a result of new information, future events or otherwise.